April 14, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Lyn Shenk
Re:    Vail Resorts, Inc.
Form 10-K for Fiscal Year Ended July 31, 2014
Filed September 24, 2014
File No. 001-09614

Dear Mr. Shenk:
This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2015 to Mr. Michael Z. Barkin, Executive Vice President and Chief Financial Officer of Vail Resorts, Inc. (the “Company”), regarding the above-referenced Annual Report on Form 10-K.
The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.
Financial Statement Notes
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1.
You disclose on page 7 that the Epic Pass provides access to mountain resorts in France, Switzerland and Japan. It appears that you do not own any ski facilities in these countries. Please explain to us how you recognize revenues and expenses, if any, along with their amounts for the reporting periods presented related to the use of Epic Passes in these countries. Also, tell us whether you are the primary obligor in this situation and whether you have any obligation to the resorts in these countries associated with the Epic Pass. We may have further comment.

Response: We respectfully advise the Staff that we have entered into limited reciprocal ski pass agreements with certain international ski resorts where each international resort agrees to provide up to five consecutive days of complimentary lift access to pass holders of our Epic Pass and we agree to provide up to five consecutive days of complimentary lift access to season pass holders of each of the respective international ski resorts, at no cost to either party. As a result, we have not recognized any revenue or expense associated with these reciprocal ski pass agreements. The complimentary lift access is granted on the same terms each party offers skiing, snowboarding and chairlift access to members of the general public who purchase lift tickets and season passes. Each party assumes all risks associated with the operation of its ski resort and agrees to hold harmless and indemnify the other party from liability, litigation and/or claims arising from its own operations and performance under the reciprocal ski pass agreement. In addition, the reciprocal ski pass agreements explicitly state or are intended to provide that the reciprocal ski pass agreements do not create a principal-agent relationship or become principals or partners of the other in the conduct of their business. Consequently, we are not the primary obligor nor do we have an obligation to these international ski resorts associated with the Epic Pass.

2.
We note your revenue recognition polices for non-refundable and refundable private club initiation fees. For refundable initiation fees, you state that the difference between the amount paid by the member and the present value of the refund obligation is recorded as deferred initiation fee revenue and is recognized as revenue on a straight-line basis over 30 years. In that regard, tell us how you estimate the amount of the refund obligation at the end of 30 years. To the extent that the amounts are material and involve significant judgment and estimates, please disclose how you make estimates in this area in critical accounting policies in MD&A. Refer to SEC Release No. 33-8350.

Response: With respect to our private clubs that have refundable initiation fees, we respectfully advise the Staff that the member (or subsequent member filling a previous member’s slot) is entitled to an unconditional refund, subject to any outstanding amounts owed to us (e.g. annual dues or miscellaneous service charges), of the initial member’s non-interest bearing initiation fee deposit (the refund obligation) 30 years from the effective date of the membership. Each reporting period the initiation fee deposit liability is accreted, which is included in interest expense, over the nonrefundable term of 30 years, such that at the end of the 30-year period the initiation fee deposit liability will equal the full initiation fee deposit. As a result, the amount of the refund at the end of 30 years is known at the date of the member’s initial membership; therefore, we do not apply judgment or use estimates in determining the value of the liability at the end of 30 years when the refund obligation is due.
Note 16: Stock Compensation Plan, page F-30

1.	It appears the disclosures required by ASC 718-10-50-2(e) have not been provided. Please revise as appropriate.
Response: We respectfully advise the Staff that in Note 16, Stock Compensation Plan to our financial statements on page F-31 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2014, we provided in tabular form the number of total outstanding and exercisable (which also represents vested) stock options and stock appreciation rights, the weighted-average exercise price, the weighted-average remaining contractual term and the aggregate intrinsic value at July 31, 2014. Beginning with our Form 10-K for the period ending July 31, 2015, we will disclose of the total outstanding, the number of stock options and stock appreciation rights expected to vest, along with disclosing the weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term.

* * *
In connection with responding to your comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (303) 404-1802 or Mark L. Schoppet, our Senior Vice President, Controller and Chief Accounting Officer at (303) 404-1930 at your earliest convenience.
Sincerely,
/s/ Michael Z. Barkin _________________________
Michael Z. Barkin
Executive Vice President and Chief Financial Officer

cc: Mark L. Schoppet, Senior Vice President, Controller
and Chief Accounting Officer